SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

DRAGON ACQUISITION CORPORATION
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.002112 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number)

Antoine Cheng
Floor 28, Block C
Longhai Mingzhu Building
No.182 Haier Road
Qingdao 266000
People’s Republic of China
(86) 532 8099 7969

copies to:
Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

LONGHAI HOLDINGS COMPANY LIMITED

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS
NUMBER OF	7.	SOLE VOTING POWER	29,235,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	29,235,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,235,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.3% (1)
14.	TYPE OF REPORTING PERSON

CO

(1) A total of 31,000,062 shares of the Issuer’s ordinary shares are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of April 16, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS

ANTOINE CHENG

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

REPUBLIC OF THE PHILIPPINES
NUMBER OF	7.	SOLE VOTING POWER	29,235,000(1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	29,235,000(1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,235,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

94.3% (2)
14.	TYPE OF REPORTING PERSON

IN

(1) Represents 29,235,000 shares held by Longhai Holdings Company Limited, a British Virgin Islands company, which is beneficially owned and controlled by Mr. Antoine Cheng, its sole director and shareholder. Mr. Cheng expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2) A total of 31,000,062 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of April 16, 2010. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 6 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the ordinary shares, par value $0.002112 per share (the “Ordinary Shares”) of Dragon Acquisition Corporation, a Cayman Islands company (the “Issuer”). The Issuer’s principal executive offices are located at Floor 28, Block C, Longhai Mingzhu Building, No.182 Haier Road, Qingdao 266000, People’s Republic of China.

Item 2. Identity and Background.

(a)

The persons filing this Statement are Mr. Antoine Cheng, a natural person, and Longhai Holdings Company Limited, a British Virgin Islands company (“Longhai,” and together with Mr. Cheng, the “Reporting Persons”).

(b)

The business address of Mr. Cheng is Floor 28, Block C, Longhai Mingzhu Building, No.182 Haier Road, Qingdao 266000, People’s Republic of China, which is also the location of Longhai’s principal office.

(c)

The principal occupation of Mr. Cheng is Chairman of the Board of Directors of the Issuer. Longhai is a holding company and it’s principal business is to hold, transact or otherwise deal in the securities of the Issuer. Longhai is owned and controlled by Mr. Cheng.

(d)-(e)

During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Cheng is a citizen of the Republic of the Philippines.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this Statement pursuant to that certain share exchange agreement, dated April 14, 2010, by and among the Issuer, Leewell Investment Group Limited, a Hong Kong company (“Leewell”), Longhai and Mr. Cheng (“Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the equity interests of Leewell held by Longhai was exchanged for 29,235,000 Ordinary Shares of the Issuer.

Mr. Cheng is the sole director and shareholder of Longhai and may be deemed to be the beneficial owner of the shares held by it. Mr. Cheng expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s Ordinary Shares pursuant to the transactions described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer’s board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on April 19, 2010.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)

For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Cheng beneficially owns and controls the 29,235,000 Ordinary Shares of the Issuer held by Longhai, representing 94.3% of the outstanding Ordinary Shares of the Issuer (based on 31,000,062 Ordinary Shares outstanding as of April 16, 2010, as reported in the Issuer’s current report on Form 8-K filed on April 19, 2010). Mr. Cheng owns and controls the shares held by Longhai because he is Longhai’s only shareholder. Mr. Cheng expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(b)

Mr. Cheng has sole voting and dispositive power over the 29,235,000 Ordinary Shares of the Issuer that are directly and beneficially owned by Longhai. Mr. Cheng does not own any other securities of the Issuer.

(c)

Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)

No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated April 14, 2010, by and among the Issuer, Leewell Investment Group Limited, Longhai Holdings Company Limited and its shareholder [incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 19, 2010].

Exhibit 2	Joint Filing Agreement between Longhai Holdings Company Limited and Mr. Antoine Cheng.

Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2010

LONGHAI HOLDINGS COMPANY LIMITED

By: /s/ Antoine Cheng
Name: Antoine Cheng
Title: Director

/s/ Antoine Cheng
Antoine Cheng

Page 6 of 6 Pages

Exhibit 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the ordinary shares of Dragon Acquisition Corporation, and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.

Dated: April 22, 2010
LONGHAI HOLDINGS COMPANY LIMITED

By: /s/ Antoine Cheng
Name: Antoine Cheng
Title: Director

/s/ Antoine Cheng
Antoine Cheng